Exhibit 99.15

EXHIBIT 99.15

EXHIBIT “C”

to the order of

Mr. Justice D.R.G. Thomas

dated May 19, 2010

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PCLEH Online Shareholder Meeting

Welcome to the 2010 PCL Employees Holdings Ltd. (PCLEH) online shareholder meeting. This Web page and associated links provide PCLEH shareholders with all the information you will need to participate in this online meeting.

Vote_Now

The PCLEH board of directors has determined that it is in the best interests of PCLEH and its shareholders to take steps to deregister its Class 1 and Class 3 Shares with the United States Securities and Exchange Commission (SEC). This requires that PCLEH’s shareholders pass a special resolution approving a corporate plan of arrangement. The purpose of this online meeting is to explain what you are being asked to vote on, answer your questions and then record your vote.

To complete this process please do the following:

1. If desired, replay the video message from Ross Grieve, Paul Douglas and Peter Beaupré. Click here.

2. Read the Communication to Shareholders. Click here.

3. Review the Shareholder Dialogue and the Frequently Asked Questions (FAQ’s) for answers to your questions. Click here.

If you don’t find your answer, click here to ask a question.

4. Review the Resolution. Click here.

5. Vote_Now.

Voting Results as of May 10, 2010:

% For % Against

Class 1

Class 2

Class 3

Class 4